

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2006

James Ammons
President
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

> **Re:** **Data Call Technologies, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed September 18, 2006**
> **File No. 333-131948**

Dear Mr. Ammons:

We have reviewed your filing and your response letter submitted on September 18, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form SB-2

General

1.   We note that in July 2006 you offered and sold 2 million shares of common stock and 200,000 warrants to Lee-Tzu Lin, and that the shares of common stock held by Mr. Lin have been included in the revised fee table and selling security holders table in this registration statement. With citation to relevant no-action letters, case law, regulations, and interpretive guidance, please provide us with a detailed analysis of your basis for relying on Section 4(2) of the Securities Act to offer and sell securities to Mr. Lin, particularly in light of the fact that the transaction took place while you were in registration. Your analysis should focus upon the

numerous indicia for determining whether a transaction does not involve a public offering. We may have further comments upon review of your response.

Prospectus Summary, page 5

2.   To the extent you retain the shares to be sold by Mr. Lin on this registration statement, please revise the seventh paragraph to clarify that the registration statement also includes the 2 million shares sold to Mr. Lin in July 2006.

3.   As requested by our prior comment 3, please disclose in the summary section the number of paying clients you have as of the most recent date practicable.

Risk Factors, page 10

"We may have potential liability for shares of common stock…[,]" page 13

4.   Revise this risk factor to clarify that you also potentially violated federal and state securities laws when you attempted a private placement of shares to Sayda Hernandez, as suggested on page 28. Also disclose that Ms. Hernandez accepted an offer of rescission of her purchase of 200,000 shares for $20,000 as a result of the possible violations of state and federal securities laws.

"Our Chief Financial Officer Filed for Chapter 7 Bankruptcy…[,]" page 15

5.   Remove from the risk factor the mitigating statement: "we do not believe that the fact that Mr. Mosley personally filed for bankruptcy has any effect on our operations or on Mr. Mosley's ability to effectively perform services as our Chief Financial Officer…." Instead, you may include this disclosure in another location in the registration statement.

Use of Proceeds, page 18

6.   To the extent you retain the shares to be sold by Mr. Lin on this registration statement, revise the new disclosure appearing in this section to clarify that you cannot provide any assurance that he will exercise the warrants and you will receive $100,000.

Business Operations, page 27

7.   As requested by our prior comment 8, please expand your disclosure of your agreements with MagicBox and Scala. We note that you mention on page 28 that you have dealer agreements with MagicBox and Scala, among others, but that you have not summarized the material terms of those agreements.

James Ammons
Data Call Technologies, Inc.
September 28, 2006
Page 3

8.   We note that you have filed a sample re-seller agreement as Exhibit 10.13 to your registration statement. In your response letter, please confirm, if true, that there are not material variations in the agreements with your re-sellers, and that the disclosure of particular provisions in a re-seller agreement is not necessary to an investor's understanding of the agreement. Alternatively, file the actual re-seller agreements as exhibits to the registration statement.

Material Contracts, page 30

9.   On page 30 of your registration statement, you reference a Creative Content Agreement with Ariamedia. To the extent you are substantially dependent on this agreement, please file that agreement as an exhibit with your registration statement pursuant to Item 601(b)(10) of Regulation S-B or tell us why you believe you are not required to do so. Furthermore, summarize the terms of the agreement with Ariamedia, including the nature of the services that will be provided to your company, the fees owed in exchange for those services, and the duration of the agreement.

10.   We have consulted your agreements filed as Exhibits 10.7 and 10.9 through 10.15. Please revise to address the following:

- Summarize the events of default and UPI's remedies upon default, as set forth in Sections 13 and 16 of the agreement with United Press International;
- Disclose that upon termination of the agreement with UPI, all payments that have accrued are payable within 30 days;
- Summarize the payment tables set forth in Exhibit F of the agreement with Traffic.com, and provide examples of how the payment schedules will work in practice;
- Re-file your agreement with Texas Digital Systems to disclose the figures omitted from paragraph 4 of that agreement; and
- Expand the discussion in the registration statement of your agreement with Texas Digital by, for example, disclosing the types of products and services that you will be re-selling on behalf of Texas Digital, or as another example, summarizing how your agreement to re-sell Texas Digital's products fits into your primary strategy of entering into agreements with companies in order to distribute your own products to end users.

   These are merely examples. You should expand your summary of each material agreement to discuss the material terms of each agreement and file each agreement in its entirety.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: David M. Loev
         Via Facsimile: (713) 524-4122